Aquino Milling Inc.

10685-B Hazelhurst Dr. #13025

Houston, Texas 77043

Phone: (866) 655-7690

January 30, 2012

By Edgar

Anne Nguyen Parker

Branch Chief - Legal

Securities and Exchange Commission

Washington DC 20549

Re: Aquino Milling Inc.

Registration Statement on Form S-1

Filed December 29, 2011

File No. 333-178789

Dear Mrs. Parker:

Aquino Milling Inc. acknowledges receipt of the letter dated January 25, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Response: Revised. We have revised our disclosure throughout the registration statement to address the Staff’s comments and to provide appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the Amended Draft, we have provided in our response letter page references to all responsive disclosure in the marked version of the Amended Draft.

Prospectus Cover Page

2. This appears a no minimum offering. As such, please explain why proceeds from the sale of shares will be payable to your lawyer’s Attorney-Client Escrow account, pending the raising of 50% of this offering. If you do not sell 50% of this offering, please explain what will happen to the funds received.

Response: Revised. We have revised our disclosure throughout the registration statement and specifically on pages 3 and 15 to address the Staff’s comments to clarify that this prospectus is for a no minimum offering and have explained on pages 3 and15 what will occur if we our offering will be less than a full offering. Please see pages 3 and 15 of the Amended Draft.

Prospectus Summary

About Aquino Milling Inc., page 4

3. We note your disclosures indicating that your executive offices are located in Gerona, Tarlac, Philippines on this page versus in Houston, Texas on Form S-1 cover page. Please explain or correct the inconsistency.

Response: Revised. We have revised our disclosure on pages 4, 23, 27 and 34 of the registration statement to address the Staff’s comment and to clarify that our operations are located in Gerona, Tarlac, Philippines and our mailing address for our executive offices is in Houston, Texas. Please see pages 4, 23, 27 and 34 of the Amended Draft.

Use of Proceeds

Percent of Net Proceeds Received, page 14

4. Considering that this is a best efforts, no minimum offering, please disclose your percent of net proceeds received and how you intend to use such funds for scenarios where you sell less than 60% of the offering (e.g., 10%, 30%).

Response: Revised. We have revised our disclosure on page 14 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our percent of net proceeds received and how we intend to use such funds for scenarios where we sell less than 60% of the offering (e.g., 10%, 30%). Please see page 14 of the Amended Draft.

5. We note per the disclosure on page 22 that your estimated cost for a rice milling machine is approximately $10,940. Assuming the various percentages of amounts of the related offering, please clarify how you intend to spend the $15,000 and $35,000 identified as ‘Rice Milling Machines’ on page 14. Such disclosure should include, but not be limited to, clarifying how many milling machines you intend to acquire and if the amounts include construction of the 1,000 square foot rice milling facility. As part of your disclosure, please discuss the extent of any delay or impact to your planned operations if you raise only enough proceeds to purchase a milling machine but not to construct the rice milling facility.

Response: Revised. We have revised our disclosure on page 14 of the registration statement to address the Staff’s comment and have included additional disclosure regarding costs related to milling machines. Please see pages 14 of the Amended Draft.

6. You disclose that in the event that you do not raise the entire amount, that you may cut back on some of the costs (such as travel and purchase of rice milling machines). Please indicate the order of priority for your intended uses.

Response: Revised. We have revised our disclosure on pages 14 and 22 of the registration statement to address the Staff’s comment and have included additional disclosure regarding what we intend to do in the event that we do not raise the entire amount of the offering and that we may cut back on some of the costs (such as travel and purchase of rice milling machines). In order to address the Staff’s comment we have indicated the order of priority for our intended uses. Please see pages 14 and 22 of the Amended Draft.

Management’s Discussion and Analysis or Plan of Operation

Operations, page 18

7. Per the timeline provided on pages 18-19, we note you expect to locate suitable land upon which to build your rice milling facility by January 2012. Please expand your discussion to explain if such land has been identified and secured (i.e. paid for). If not, revise to explain why and update your timeline accordingly.

Response: Revised. We have revised our disclosure on pages 18 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our timetable and operations. Please see page 18 of the Amended Draft.

8. Given that this offering has an initial offering period of 180 days and your disclosure on page 30 that no funds shall be released to AMI until the offering is completed, please better explain the basis for your plan to complete your offering in March 2012, begin purchasing equipment shortly thereafter and be ready to implement your rice milling services by the first harvest in September.

Response: Revised. We have revised our disclosure on page 18 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our timetable and operations. Please see page 19 of the Amended Draft.

Directors, Executive Officers, Promoters and Control Persons, page 23

9. Please disclose your officers’ and directors’ involvement in legal proceedings within the past ten rather than five years. See Item 401(f) of Regulation S-K.

Response: Revised. We have revised our disclosure on pages 25-6 of the registration statement to address the Staff’s comment. We have revised our disclosure to clarify that our officers and Directors have not been involved in legal proceedings within the past ten years. Please see page 25-6 of the Amended Draft.

Plan of Distribution, page 29

State Securities-Blue Sky Laws, page 32

10. You disclose that upon the effectiveness of this Prospectus, you intend to “consider” becoming a reporting issuer under Section 12(g) of the Exchange Act by way of filing a Form 8-A. However, on page 34 when discussing your reporting obligations you state that you have no current plans to file a Form 8-A. Please reconcile these disclosures and makes revisions to each section as appropriate.

Response: Revised. We have revised our disclosure on page 32 of the registration statement to address the Staff’s comment. We have revised our disclosure to clarify that we are considering the filing of a Form 8-A. Please see pages 32-33 of the Amended Draft.

Part II- Information Not Required in Prospectus

Item 17 Undertakings, page II-2

11. You reference Rules 431A, 431B and 431C in your undertaking (a)(4)(i). Please correct this reference to the appropriate rule, Rules 430A, 430B and 430C.

Response: Revised. We have revised our disclosure in Item 17 of the registration statement to address the Staff’s comment. Please see page II-2 of the Amended Draft.

Signatures, page II-4

12. Please indicate who signed your registration statement in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

Response: Revised. We have revised our signatures on page II-4 of the registration statement to address the Staff’s comment. Please see page II-4 of the Amended Draft.

Exhibits

Exhibit 5.1

13. Please revise your legal opinion to opine upon the validity of the 500,000 shares that you are registering on the cover page of this prospectus. At present, the legal opinion opines upon the validity of 500,000 shares that are being “registered for resale by the selling stockholders.” This offering appears a primary offering and no sales appear to be registered for sale by any selling stockholders.

Response: Revised. We have attached a new opinion letter from our counsel to address the Staff’s comment. Please see Exhibit 5.1 attached to the Amended Draft.

14. Please disclose if the shares will be validly issued, fully paid and non-assessable when issued.

Response: Revised. We have attached a new opinion letter from our counsel to address the Staff’s comment. Please see Exhibit 5.1 attached to the Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Louie P. Aquino

President

VIA EDGAR

cc: Kevin Dougherty, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar